UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MoneyLion Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

60938K304

(CUSIP Number)

Joseph Giquinto

Edison VIII GP, LLC

281 Witherspoon Street

Princeton, NJ 08540

(609) 873-9237

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60938K304

1.	Names of Reporting Persons Edison Partners VIII, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,062,505 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,062,505 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,505 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Edison Partners VIII, LP (“Edison VIII LP”) and Edison VIII GP LLC (“Edison VIII GP” and, with Edison VIII LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Edison VIII LP. Edison VIII GP serves as the sole general partner of Edison VIII LP and, as such, Edison VIII GP possesses voting and dispositive power over the shares held by Edison VIII LP, and may be deemed to have indirect beneficial ownership of the shares held by Edison VIII LP.
(3)	This percentage is calculated based upon 11,101,233 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 7, 2024.

CUSIP No. 60938K304

1.	Names of Reporting Persons Edison VIII GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,062,505 shares (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,062,505 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,505 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by Edison VIII LP. Edison VIII GP serves as the sole general partner of Edison VIII LP and, as such, Edison VIII GP possesses voting and dispositive power over the shares held by Edison VIII LP, and may be deemed to have indirect beneficial ownership of the shares held by Edison VIII LP.
(3)	This percentage is calculated based upon 11,101,233 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 7, 2024.

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the initial Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 5, 2021, as amended by Amendment No. 1 thereto filed with the SEC on December 10, 2024 (as so amended, the “Original Schedule 13D”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment No. 2 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Merger Agreement

On December 10, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gen Digital Inc., a Delaware corporation (“Parent” or “Gen”), and Maverick Group Holdings, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than any shares of Class A Common Stock that are held by the Issuer as treasury stock or owned by Parent, any shares of Class A Common Stock with respect to which a no transfer order has been placed with the Issuer’s transfer agent as of the date of the Merger Agreement that remains in place immediately prior to the Effective Time, and any shares of Class A Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal $82.00 (the “Cash Consideration”), without interest thereon, and one contingent value right issued by Parent subject to and in accordance with the CVR Agreement (a “CVR”) (collectively, the “Merger Consideration”).

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Parent and a rights agent will enter into a Contingent Value Rights Agreement governing the terms of the CVRs. Each CVR will entitle its holder to receive $23.00 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (issuable based on an assumed share price of $30.48 per share of Parent Common Stock) if, on any date prior to the second anniversary of the closing of the Merger, the Average VWAP (as defined in the CVR Agreement) of Parent Common Stock for the prior 30 consecutive trading days is equal to or greater than $37.50 (subject to certain adjustments) or Parent undergoes a change of control.

Voting Agreement

In connection with the transactions described above, certain stockholders of the Issuer, including Edison VIII LP, have executed a voting and support agreement (the “Voting Agreement”) in favor of Parent concurrently with the execution of the Merger Agreement, pursuant to which such stockholders have agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote certain shares of Class A Common Stock owned by them in favor of the approval and adoption of the Merger Agreement.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of the Voting Agreement, which is filed herewith as Exhibit D and incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

D.	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39346), filed with the SEC on December 11, 2024).

E.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2024

Edison Partners VIII, LP

By:	Edison VIII GP LLC
its	General Partner

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member

Edison VIII GP LLC

By:	/s/ Christopher S. Sugden
Name: Christopher S. Sugden
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

D.	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-39346), filed with the SEC on December 11, 2024).

E.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.